# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boxlight Corp, CIK 0001624512
CUSIP: 103197307
Title of class of securities: Class A Common Stock; par value $0.0001 per share
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 06/11/2025
Filed by CIK 0002073826
Persons authorized to receive notices and communications: Gorr Sahakian, 4000 Route 66, Tinton Falls, New Jersey (NJ), 07753, 7329226100

## Reporting persons
- HIC 2, LLC (CIK 0002073826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 215,000; shared voting power 0; sole dispositive power 215,000; shared dispositive power 0; aggregate amount beneficially owned 215,000 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock; par value $0.0001 per share
Name of issuer: Boxlight Corp
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: HIC 2, LLC
Residence or business address: 4000 Route 66, Tinton Falls, New Jersey 07753
Present principal occupation or employment: HIC 2, LLC - 4000 Route 66, Tinton Falls, New Jersey 07753
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funded entirely with personal capital

## Item 4. Purpose of Transaction
Purpose of transaction: Plan to nominate additional board members for consideration

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 215,000 Class A common stock and certain warrants that are exercisable into Class A common stock
Number of shares as to which each person has sole or shared power to vote or dispose: 215,000 sole voting and sole dispositive power
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- HIC 2, LLC: Gorr Sahakian, Gorr Sahakian, Vice President (06/18/2025)